Exhibit 99.1

UCN REPORTS FIRST QUARTER 2007 RESULTS

Ninth Consecutive Quarter of inContact Revenue Growth

Salt Lake City – May 14, 2007 – UCN, Inc. (OTCBB: UCNN), the leading provider of all-in-one, hosted contact handling technology services delivered over the UCN intelligent network, today announced financial results for the first quarter ended March 31, 2007.

FIRST QUARTER HIGHLIGHTS

•	The inContact® segment achieved its ninth consecutive quarter of record revenue growth, totaling $6.1 million in the first quarter of 2007, up 105% over $3.0 million in the same quarter in 2006

•	Costs of revenue as a percentage of revenue decreased for the inContact segment to 43.0% during the quarter from 53.1 % during the same quarter in 2006, an improvement of 10.1 percentage points.

•	Consolidated costs of revenue as a percentage of revenue decreased to 58.2% during the quarter from 68.4% during the same quarter in 2006, an improvement of 10.2 percentage points.

•	EBITDA (a non-GAAP measure) was $306,000, which includes stock-based compensation of $196,000.

•	Closed BenchmarkPortal and ScheduleQ acquisitions

•	Received 2007 Product of Year Award from Call Center magazine

Paul Jarman, UCN CEO, stated: “We experienced great growth in the inContact segment during the quarter, both in revenue and number of new customers. At the same time, we continue to see an increase in deal size. We are experiencing strong momentum in other important elements of our business, the most significant of which are industry recognition, customer-to-customer referrals, up sells to existing legacy customers, and traction within specific verticals.”

CONSOLIDATED FINANCIAL RESULTS

Consolidated revenue for the quarter increased to $19.8 million compared to $19.0 million in the fourth quarter of 2006 and decreased from $22.6 million for the same quarter in 2006. The decrease is primarily due to UCN’s decision to improve cost of revenue as a percentage of revenue by discontinuing telecommunications services to a few large-volume, low-margin customers during 2006, which has affected each subsequent quarter’s consolidated revenues. Cost of revenues as percentage of revenue significantly improved to 58.2% during the quarter from 68.4% in the first quarter of 2006, due to increased inContact revenue and decreased carrier costs.

Consolidated net loss for the quarter was $1.7 million or 6 cents per share compared to a net loss of $2.1 million or 9 cents per share for the same period in 2006. This net loss includes: 1) continued investment in the inContact segment; 2) $1.8 million of depreciation and amortization for the quarter; and 3) $196,000 in stock-based compensation expense for the quarter.

Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP measure; however, management believes it provides important insight into UCN’s operating results. Included in our EBITDA of $306,000 for the quarter was stock-based compensation expense of $196,000.

INCONTACT SEGMENT FINANCIAL RESULTS

Revenue from the inContact segment increased 105% to a record $6.1 million for the quarter compared to $3.0 million during the same period in 2006. For the three months ended March 31, 2007, inContact segment revenue of $6.1 million includes $3.9 million of related long distance voice and data services and $2.2 million of inContact technology services. The inContact segment includes monthly recurring revenues for our application services, as well as revenue from professional services, set-up fees, and related long distance voice and data services.

In mid February 2007, UCN closed two strategic acquisitions which have been added to the inContact segment. The BenchmarkPortal acquisition allows us to provide customers a hosted process for measuring the effectiveness of agent interactions with clients. The ScheduleQ acquisition allows us to provide customers a hosted solution for automating the scheduling, forecasting and alert notification functions common to most contact center/customer service type operations.

These two new additions augment our all-in-one, hosted inContact solution which now includes automatic call distribution, interactive voice response, computer telephony integration, call recording, conferencing, call monitoring, reporting, workforce scheduling, automated quality surveys and agent performance management.

CONFERENCE CALL INFORMATION

UCN will host a conference call to discuss its first quarter 2007 results later today at 2:30 PM Mountain (4:30 PM Eastern):

Dial-In Number: 1-888-802-8577

International: 1-973-935-8754

Conference ID # 8764047

Call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization and ask you to wait until the call begins. If you have any difficulty connecting with the conference call please call the Liolios Group at (949) 574-3860.

A replay of the conference call will be available until May 21, 2007 at:

Toll-Free Replay number: 1-877-519-4471/ PIN 8764047

International Replay number: 1-973-341-3080/ PIN 8764047

An internet audio recording will be available on the www.ucn.net/investors page for 12 months.

About UCN, Inc.

UCN, Inc. (OTCBB:UCNN) is the leading provider of all-in-one, off-premises contact center software delivered over the UCN network, which supports both traditional TDM and VoIP connectivity models. Without requiring the purchase of onsite hardware or software, the inContact platform delivers network routing, skills-based contact distribution (ACD), sophisticated interactive voice response (IVR), call recording and monitoring, a breadth of reporting tools, workforce optimization, customer satisfaction measurement and contact flow customization tools. As an on-demand product, inContact customers pay a monthly fee based on usage. For more information about UCN visit www.ucn.net.

Company Contact:	Investor Contact:
Jan Johnson UCN, VP of Marketing 801-320-3263 jan.johnson@ucn.net	Liolios Group Inc. Scott Liolios or Ron Both 949-574-3860 scott@liolios.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words and include, but are not limited to, statements regarding projected results of operations and management’s future strategic plans. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

The risks and uncertainties referred to above include, but are not limited to, risks associated with our business model; our ability to develop or acquire, and gain market acceptance for new products, including our new sales and marketing and voice automation products, in a cost-effective and timely manner; the gain or loss of key customers; competitive pressures; our ability to expand operations; fluctuations in our earnings as a result of the impact of stock-based compensation expense; interruptions or delays in our hosting operations; breaches of our security measures; our ability to protect our intellectual property from infringement, and to avoid infringing on the intellectual property rights of third parties; and our ability to expand, retain and motivate our employees and manage our growth. Further information on potential factors that could affect our financial results is included in our Annual Report on Form 10-K, quarterly reports of Form 10-Q, and in other filings with the Securities and Exchange Commission. The forward-looking statements in this release speak only as of the date they are made. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

UCN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands) - unaudited

	March 31, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$3,410	$4,559
Restricted cash	10	10
Accounts and other receivables, net of allowance for uncollectible accounts of $1,562 and $1,746, respectively	9,189	8,996
Other current assets	574	594

Total current assets	13,183	14,159

Property and equipment, net	4,960	4,810
Intangible assets, net	11,148	6,373
Other assets	569	617

Total assets	$29,860	$25,959

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$1,236	$720
Trade accounts payable	7,184	8,350
Accrued liabilities	2,342	2,024
Accrued commissions	1,398	1,448
Deferred revenue	136	—

Total current liabilities	12,296	12,542

Long-term debt and capital lease obligations	6,827	6,523
Other long-term liabilities and deferred revenue	84	46

Total liabilities	19,207	19,111

Total stockholders’ equity	10,653	6,848

Total liabilities and stockholders’ equity	$29,860	$25,959

UCN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - (Unaudited)

(in thousands except per share data)

	Three months ended March 31,
	2007	2006
Revenue	$19,820	$22,622

Operating expenses:
Costs of revenue (excluding depreciation and amortization shown separately below)	11,537	15,483
Selling and promotion	3,850	3,618
General and administrative	3,699	3,258
Depreciation and amortization	1,792	1,879
Research and development	428	309

Total operating expenses	21,306	24,547

Loss from operations	(1,486)	(1,925)

Other income (expense):
Interest income	15	40
Interest expense	(200)	(258)

Total other expense	(185)	(218)

Net loss before income taxes	(1,671)	(2,143)

Income tax expense	3	—

Net loss	$(1,674)	$(2,143)

Net loss per common share:
Basic and diluted	$(0.06)	$(0.09)

Weighted average common shares outstanding:
Basic and diluted	26,309	23,117

Customer Segments:

UCN manages its business based on two customer segments: Telecom and inContact. The Telecom segment includes all voice and data long distance services provided to customers not utilizing any inContact services. The inContact segment includes revenues from customers using any inContact services as well as their long distance voice and data services. InContact services include automatic call distribution, interactive voice response, data storage, email, chat, computer telephony integration, call recording, conferencing and reporting. In mid February 2007, UCN closed two strategic acquisitions which have been added to the inContact segment. The BenchmarkPortal, Inc. acquisition allows us to provide customers a hosted process for measuring the effectiveness of agent interactions with clients. The ScheduleQ, LLC acquisition allows UCN to provide its customers a hosted solution for automating the scheduling, forecasting and alert notification functions common to most contact center/customer service type operations. These additions augment UCN’s all-in-one hosted inContact solution.

For the three months ended March 31, 2007, the inContact segment revenue of $6.1 million includes $3.9 million of related long distance voice and data services and $2.2 million of inContact technology services. For the three months ended March 31, 2006, the inContact segment revenue of $3.0 million includes $2.3 million of long distance voice and data services and $700,000 of inContact technology services. Management will continue to evaluate the components of the inContact segment as future strategic initiatives are implemented.

Operating segment revenues and profitability for the three months ended March 31, 2007 and 2006 were as follows (in thousands):

UCN, INC.

Segment Revenue and Operating Loss - (Unaudited)

(in thousands)

	Three Months Ended March 31, 2007
	Telecom	inContact	Consolidated
Revenue	$13,749	$6,071	$19,820

Costs of revenue (excluding depreciation and amortization shown separately below)	8,926	2,611	11,537
Selling and promotion	1,739	2,111	3,850
General and administrative	2,248	1,451	3,699
Depreciation and amortization	1,116	676	1,792
Research and development	—	428	428

Loss from operations	$(280)	$(1,206)	$(1,486)

	Three Months Ended March 31, 2006
	Telecom	inContact	Consolidated
Revenue	$19,667	$2,955	$22,622

Costs of revenue (excluding depreciation and amortization shown separately below)	13,914	1,569	15,483
Selling and promotion	2,220	1,398	3,618
General and administrative	2,554	704	3,258
Depreciation and amortization	1,389	490	1,879
Research and development	—	309	309

Loss from operations	$(410)	$(1,515)	$(1,925)

6

Reconciliation of Non-GAAP Measures:

“EBITDA,” which is calculated as Earnings Before deductions for Interest, Taxes, Depreciation and Amortization, is not a measure of financial performance under generally accepted accounting principles (GAAP). EBITDA is provided for the use of the reader in understanding UCN’s operating results and is not prepared in accordance with, nor does it serve as an alternative to GAAP measures and may be materially different from similar measures used by other companies. While not a substitute for information prepared in accordance with GAAP, we believe that this information is helpful for investors to more easily understand our operating financial performance. We also feel this measure may better enable an investor to form views of our potential financial performance in the future. This measure has limitations as an analytical tool, and investors should not consider EBITDA in isolation or as a substitute for analysis of our results prepared in accordance with GAAP.

Reconciliation of EBITDA to Net loss as it is presented on

the Consolidated Statements of Operations for UCN, Inc. (unaudited)

(in thousands)

	Three months ended March 31,
	2007	2006
Net loss	$(1,674)	$(2,143)

Depreciation and amortization	1,792	1,879
Interest income and expense, net	185	218
Income tax expense	3	—

EBITDA	$306	$(46)